December 6, 2022

VIA ELECTRONIC TRANSMISSION

Mindy Rotter, Esq., CPA

Division of Investment Management, Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Peak Income Plus Fund File Nos. 333-265380, 811-23808

Dear Ms. Rotter,

Below are our responses to your comments provided in a phone conversation with Cassandra Borchers on December 6, 2022 with respect to Pre-Effective Amendment No. 1 to the registration statement of Peak Income Plus Fund (the “Registrant” or “Fund”), which Registrant has authorized us to make on its behalf.

1.       The footnotes to the summary of fund expenses are incorrectly referenced in the fee table. Please review the references and confirm in correspondence that the correct references will be updated in a Form 424 filing or a pre-effective amendment if required.

RESPONSE: We confirm that the information requested will be updated in a Form 424 filing or a pre-effective amendment if required.

2.       The title and date of the Financial Statements is missing. This was included on the November 30 email tract. Please confirm in correspondence that the title and date of the Financial Statements will be updated in a Form 424 filing or a pre-effective amendment if required.

RESPONSE: We confirm that the information requested will be updated in a Form 424 filing or a pre-effective amendment if required.

3.       Please review the pagination between the auditor’s opinion and notes to the financial statements. Please confirm in correspondence that page numbers and headings will be updated in a Form 424 filing or a pre-effective amendment if required.

RESPONSE: We confirm that the information requested will be updated in a Form 424 filing or a pre-effective amendment if required.

* * *

Cassandra.Borchers@ThompsonHine.com Fax: 513.241.4771 Phone: 513.352.6632

Mindy Rotter, Esq., CPA

December 6, 2022

If you have any further comments or require additional information, please contact Cassandra Borchers at 513-352-6632.

Sincerely,

/s/ Thompson Hine LLP
Thompson Hine, LLP

cc: Martin Dean, President